

Mailstop 3561

February 6, 2018

Sharon Birkett
Chief Financial Officer
Multi-Color Corporation
4053 Clough Woods Drive
Batavia, Ohio 45103

> **Re:** **Multi-Color Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2017**
> **Filed May 30, 2017**
> **File No. 000-16148**

Dear Ms. Birkett:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2017

Notes to Consolidated Financial Statements, page 38

Note 7 – Goodwill and Intangible Assets, page 48

1.   We note that during 2017 you reduced goodwill by $12.049 million for adjustments to prior year acquisitions. Please provide us more detail as to the nature and timing of each significant portion of this adjustment.

Form 8-K furnished November 8, 2017

Exhibit 99.1

Unaudited Pro Forma Combined Financial Information

Note 5 – Unaudited Pro Forma Combined Statement of Operations Adjustments Related to the
Acquisition for the Year Ended March 31, 2017, page 17

2.       We note from your disclosure in footnote 5(a) that you have allocated $390 million of the
         purchase price to customer relationships, and assigned a useful life of 19 years.  Please
         explain to us how you estimated or determined the estimated useful life for this intangible
         asset.  Also, generally, customer relationships may dissipate at a more rapid rate in the
         earlier periods following a company´s succession to these relationships, with the rate of
         attrition declining over time until relatively few customers or contracts remain who
         persist for an extended period. Under this pattern, a significant amount of cash flows
         derived from the acquired customer base may be recognized in earlier periods and then
         fall to a materially reduced level in later years. In this regard, please tell us what
         consideration was given to using an accelerated method of amortization, rather than the
         straight-line method for purposes of amortizing your customer relationship intangibles to
         expense, as it appears that this may result in a more systematic allocation of the
         intangibles´ cost to the periods benefited.  Refer to ASC 350-30-35-3 and 35-6.

         We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

         You may contact Jim Dunn at (202) 551-3724, Claire Erlanger at (202) 551-3301 or me
at (202) 551-3379 with any questions.

                                             Sincerely,

                                             /s/ Melissa Raminpour

                                             Melissa Raminpour
                                             Branch Chief
                                             Office of Transportation and Leisure